

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2022

Benjamin Tran
Chief Executive Officer
Bitech Technologies Corporation
600 Anton Boulevard, Suite 1100
Costa Mesa, CA 92626

> **Re: Bitech Technologies Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 26, 2022**
> **File No. 333-266887**

Dear Mr. Tran:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 1, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-1

Note 6. Restatement of Previously Issued/Reported Financial Statements, page F-20

1. We note your response to comment 4. Please address the following in an amendment to your Form 10-Q for the period ended March 31, 2022 and June 30, 2022:
    • In light of the restatement, please help us understand how you were able to determine your disclosure controls and procedures were effective at March 31, 2022 and June 30, 2022. If you determine they were not effective, please revise your conclusions;
    • Please clearly label the appropriate columns as restated; and
    • Please provide the disclosures required by ASC 250-10-50-7 through 50-11 related to the correction of an error for all periods restated.

Exhibits

2. Please provide a currently dated consent from your independent registered accounting firm with the next amendment to your registration statement. Refer to Item 601(b)(23) of Regulation S-K.

You may contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Craig D. Linder, Esq.